FORM 15
               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                             FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number      0-22641

                     Peoples Bancorp Inc.
(Exact name of registrant as specified in its charter)

                    134 Franklin Corner Road
             Lawrenceville, New Jersey 08648-0950
                       Tel: (609) 844-3100

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             Common Stock ($.01 par value)
(Title of each class of securities covered by this Form)

                          None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      [x]       Rule 12h-3(b)(1)(ii)     [ ]
Rule 12g-4(a)(1)(ii)     [ ]       Rule 12h-3(b)(2)(i)      [ ]
Rule 12g-4(a)(2)(i)      [ ]       Rule 12h-3(b)(2)(ii)     [ ]
Rule 12g-4(a)(2)(ii)     [ ]       Rule 15d-6               [ ]
Rule 12h-3(b)(1)(i)      [ ]

     Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Peoples Bancorp Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  July 14, 1999     BY:  /s/ Mark R. McCollom
                              Mark R. McCollom
                              Senior Vice President
                              Sovereign Bancorp, Inc. (successor
                              to Peoples Bancorp, Inc.)